THE INVESTMENT
HOUSE FUNDS

August 15, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Investment House Funds, formerly GKM Funds (the "Trust")
File Nos. 811-10529 and 333-71402
Response to Commission’s Comments on Preliminary Proxy
Statement filed on July 25, 2012

Ladies and Gentlemen:

Mr. Bryan Thompson of the Commission staff contacted us to provide comments on the Preliminary Proxy Statement filed with the Commission on July 25, 2012. Below we set forth the comment along with our response:

Comment:     Please explain how the actions taken by the Board of Trustees in response to the termination of the investment management agreement between The GKM Funds and First Western Investment Management comply with the requirements of Section 15 and Rule 15a-4 of the Investment Company Act of 1940 (the “1940 Act”).

Response:     The following is a summary of the relevant Board actions and legal analysis regarding of the Fund’s portfolio management transition.

At a Special Board Meeting held on April 30, 2012, Mr. Wahl notified the Board that he, along with Mr. Jed M. Cohen (both co-portfolio managers to the Fund), had decided to resign,

effective at the end of that business day, from First Western Investment Management, Inc. (“FWIM”), the investment adviser to the GKM Growth Fund (the “Fund”).  The Board evaluated the Fund’s immediate portfolio management requirements.  They considered, among other things, the high quality of Mr. Wahl’s portfolio management services to the Fund since the Fund’s inception and their view that FWIM would be left with insufficient expertise to manage the portfolio.

In consultation with legal counsel, the Board, including all of the Independent Trustees, decided to:

•	Provide 60 days’ written notice to FWIM to terminate the current investment management agreement (the “Current Management Agreement”) with FWIM, which would then terminate on June 30, 2012.
•	Immediately suspend FWIM’s authority to trade portfolio securities for the Fund; however, FWIM would continue to be responsible for all other responsibilities under the Current Management Agreement.
•
Request that Mr. Wahl manage the Fund’s assets – on an “internal” temporary basis – in his capacity as President and Trustee of the Trust, at least until the Board could select a permanent investment adviser for the Fund.

The Fund paid all advisory fees under the Current Management Agreement to FWIM during the 60-day notice period.  The Fund, however, did not compensate Mr. Wahl for his portfolio management services.  Mr. Wahl agreed to provide the Board-requested services to the Fund.

During the 60-day notice period, Mr. Wahl was not required to provide portfolio management services pursuant to a Section 15(a)-type written contract.  Among other things, the definition of “investment adviser,” as set forth in 1940 Act, specifically excludes any bona fide officer and/or trustee from that definition.  Also, many internally managed funds, like several business development companies, do not operate pursuant to a third-party investment management contract.

On June 20, 2012, at another Special Board Meeting, the Board met to consider an interim management agreement (the “Interim Management Agreement”) and a new management agreement (the “New Management Agreement”) with The Investment House LLC (“THIC”), an investment adviser.  The Board evaluated the terms of the Interim Management Agreement and New Management Agreement and the qualifications of THIC.  After evaluating the factors that the Board deemed relevant and in consultation with legal counsel, the Board, including all of the Independent Trustees, approved the Interim Management Agreement and New Management Agreement.  The Board also approved a proxy statement to seek shareholder approval of the New Management Agreement.

The Interim Management Agreement was approved prior to the termination of the Current Management Agreement, which terminated on June 30, 2012.  This approval was in advance of the 10-day grace period provided by Rule 15a-4.  The Interim Management Agreement became effective on July 1, 2012.  The Interim Management Agreement is substantially identical in all material respects to the Current Management Agreement, except that the Interim Management Agreement has a maximum term of 150 days.  Also in accordance with Rule 15a-4, the advisory compensation is identical under both the Interim Management Agreement and the Current Management Agreement.

The Fund is now seeking shareholder approval of the New Management Agreement as, required by Section 15(a) of the 1940 Act.

We acknowledge that:

·	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

·	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

·	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3406 if you have any questions.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary